

Emeco Holdings Limited

30 July 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



07025756

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
        Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1.   *Emeco Holdings Limited – Change in interests of substantial shareholder – Suncorp Metway Limited and its subsidiaries – 26.07.2007*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PROCESSED

AUG 0 8 2007

THOMSON
FINANCIAL

PO Box 1173   Ground Floor, 10 Ord Street   Telephone: + 61 8 9420 0222
West Perth WA 6872   West Perth   WA 6005   Facsimile: +61 8 9321 1366
Australia   Australia

Emeco Holdings Limited A.C.N. 112 188 815

SUNCORP METWAY



SUNCORP-METWAY Ltd
ACN 010 831 722

FAX TRANSMISSION

To:	Mr Michael Kirkpatrick Company Secretary Emeco Holdings Limited	Fax:	(08) 9321 1366
From:	SUNCORP-METWAY LIMITED Investments & Treasury Operations	Phone: Fax:	(07) 3362 2424 (07) 3002 3222
Date:	30TH July 2007		
Pages:	4 (Incl. cover page)		
Important:	The contents of this facsimile (Including attachments) may be **privileged** and **confidential. Any unauthorised use of the contents is expressly prohibited.** If you have received the document in error, please advise the Sender by telephone (reverse charges) immediately and then shred the document. Thank You.		
SUBJECT:	**Change in substantial holding (Emeco Holdings Limited)**		

Dear Sir,

Please find attached a Form 604 *'Change in substantial holding'* as required by S671B(1) of the Corporations Law.

Should you have any queries regarding this matter, please do not hesitate to contact us on the above number.

Yours faithfully

[signature]

Suncorp Investment Operations

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme   Emeco Holdings Ltd

ACN/ARSN   112 188 815

1. Details of substantial holder

Name   Suncorp-Metway Limited and its subsidiaries

ACN/ARSN (if applicable)   010 831 722

There was a change in the interests
of the substantial holder on   26/07/07

The previous notice was given to the company on   04/06/07

The previous notice was dated   04/06/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
Ordinary shares	Person's votes	Voting power	Person's votes	Voting power
	55,485,387	8.7899%	62,032,706	9.8272%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class & number of securities affected	Person's votes affected
Since previous notice	Suncorp Metway Investment Management Ltd	Purchase	$11,192,175	6,940,857	6,940,857
	Tyndall Investment Management Ltd	Purchase Sale	$8,029,728 $8,902,239	4,902,804 4,853,677	4,902,804 4,853,677
	RAC Insurance Pty Ltd	Sale	$35,427	18,849	18,849
	Promina Equities Ltd	Sale	$795,506	423,816	423,816

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder	Nature of relevant interest	Class & number of securities	Person's votes
Refer Annexure 1					

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name	C. Chuter	Capacity	Company Secretary

Sign here		Date	30/07/07

Annexure 1

Relevant interest holder	Registered holder of securities	Registration details	Class and number of securities
Tyndall Investment Management Ltd	National Nominees ACF BTR	271 Collins Street Melbourne VIC 3000	71,140 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Core Share Value Fund	GPO BOX 5078 Sydney NSW 2001	1,360,818 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Tyndall Australian Share Wholesale Portfolio	GPO BOX 5078 Sydney NSW 2001	9,521,747 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Workers Compensation Nominal Insurer	PO BOX R209 Royal Exchange NSW 1225	1,920,409 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF Mercer Investment Nominees Ltd	271 Collins Street Melbourne VIC 3000	886,718 Ordinary shares
Tyndall Investment Management Ltd	JP Morgan Chase Nominees ACF Challenger	Locked Bag 7 Royal Exchange Sydney NSW 2000	335,355 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF Optimix Ltd	PO BOX R209 Royal Exchange NSW 1225	2,835,133 Ordinary shares
Tyndall Investment Management Ltd	BNP Paribas ACF AMP Capital Investors	PO BOX R209 Royal Exchange NSW 1225	3,828,267 Ordinary shares
Tyndall Investment Management Ltd	Tasman Asset Management ACF Public Trustee Australian Capital Territory	GPO BOX 5078 Sydney NSW 2001	224,740 Ordinary shares
Tyndall Investment Management Ltd	National Nominees ACF NSW Busness Chamber Ltd	271 Collins Street Melbourne VIC 3000	242,183 Ordinary shares
Promina Equities Ltd	Promina Equities Ltd	GPO BOX 5078 Sydney NSW 2001	1,797,816 Ordinary shares
RAC Insurance Pty Ltd	RAC Insurance Pty Ltd	GPO BOX 5078 Sydney NSW 2001	79,958 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Metway Insurance Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	3,307,000 Ordinary shares
Suncorp Metway Investment Management Ltd	GIO General Limited	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,610,600 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (AET)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	21,441,755 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (IPT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,345,088 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (EBT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	473,100 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (LOT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	594,786 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (HAT)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	794,500 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	1,771,300 Ordinary shares
Suncorp Metway Investment Management Ltd	Suncorp Custodian Services Pty Ltd (ARIA)	Suncorp Custodian Services GPO Box 519 Brisbane QLD 4000	2,134,600 Ordinary shares
Suncorp Metway Investment Management Ltd	JP Morgan Nominees ACF LG Super	Locked Bag 7 Royal Exchange NSW 1225	1,728,600 Ordinary shares
Suncorp Metway Investment Management Ltd	BNP Paribas ACF SRI Equities Fund	PO BOX R209 Royal Exchange NSW 1225	654,818 Ordinary shares



ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	30-Jul-2007
Time	13:48:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in Substantial Holding from SUN

END
